September 21, 2011

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer (by Mr. Edward P. Bartz on behalf of Brion Thompson) on or about August 30, 2011, for Post-Effective Amendment No. 108 filed on or about July 15, 2011, to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comments

Summary Prospectus - Item 3 - Fees and Expenses of the Fund

1.

Comment:     The Staff requested that with respect to the Annual Fund Operating Expenses table, the Registrant confirm if the Administrative Services Fees are paid to the adviser or an affiliate. If the Administrative Services Fees are paid to those entities, the Staff requests that the line item be removed and included as part of Management Fees or Other Expenses.

Response:     The Registrant confirms that the Administrative Services Fees are paid to an affiliate of the adviser, ING Funds Services, LLC, but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

2.

Comment:     The Staff requested that with respect to the Annual Fund Operating Expenses table, the Registrant remove the footnote to the table stating “based on Class A shares’ expenses adjusted for current contractual rates and class specific differences.”

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 21, 2011

Response:     The Registrant has since removed the footnote to the table with respect to Class I shares. However, the Registrant has since added Class R shares to the table and included the footnote stating “based on Class A shares’ expenses adjusted for class specific differences.” The Registrant believes that the footnote should remain as it applies to a new share class with an operating history of less than six months. Form N-1A, Item 3, Instruction 6(a) allows for certain footnotes to the table for new funds with an operating history of less than six months, and the Registrant believes that situation is analogous to the present situation with a new share class. Additionally, the Registrant has since added Class R shares and the respective footnote to ING Equity Dividend Fund, ING MidCap Opportunities Fund, ING Real Estate Fund, and ING SmallCap Opportunities Fund.

Summary Prospectus - Item 4 - Performance Information

3.

Comment:     The Staff requested that the Registrant remove the 3rd, 4th, 8th, and 9th sentences in the narrative preceding the performance charts as the disclosure is neither required nor permitted by Form N-1A.

Response:     The Registrant believes that the 3rd and 4th sentences are necessary to inform shareholders that the Fund’s performance would have been less favorable if fee waivers and expense limitations had not been applied. The Registrant believes that the 8th and 9th sentences are necessary in order for the Registrant to rely on no-action relief when using one class of shares for the example in a multi-class prospectus.

4.

Comment:     The Staff requested that the Registrant remove the first footnote following the performance chart which states that “the index returns do not reflect deduction for fees, expenses or taxes,” and move it to a parenthetical following the index in the table.

Response:     The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the table confusing due to the formatting of the table.

5.

Comment:     The Staff requested that the footnote to the performance table which states that “reflects index performance since the date closest to the Class’ inception for which data is available” should be deleted as a footnote to the table.

Response:     Because the index performance is only provided for the first business day of each month which may not coincide with the exact date of the inception date of a Class’ performance, the Registrant provides it for the date closest to the class’ inception as stated in the footnote and believes that information should be included.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 21, 2011

6.	Comment: The Staff requested that the 3rd sentence of the narrative found after the Average Annual Total returns table be included only if applicable (true) to the fund.

Response:     The Registrant appreciates the comment, but has determined to not revise the disclosure. The Registrant notes that this is longstanding disclosure in the statutory and summary prospectuses of the ING Funds, and believes that the disclosure is clear and not misleading.

Fund Specific Comments

ING Equity Dividend Fund

7.

Comment:     In the 3rd paragraph of the section entitled “Principal Investment Strategies” on page 2, the disclosure states that the Fund may invest in Other Investment Companies. The Staff requested that the Registrant explain the absence of Acquired Fund Fees and Expenses from the Annual Fund Operating Expenses table.

Response:     Although the Fund is not currently investing in Other Investment Companies, and therefore there are no Acquired Fund Fees and Expenses, it may invest in Other Investment Companies in the future. Therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to the Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Instruction (3)(f)(i) to Item 3 of Form N-1A.

ING Growth Opportunities Fund

8.

Comment:     In the 3rd paragraph of the section entitled “Principal Investment Strategies” on page 6 with regard to derivatives, the Staff requested that: (1) if the Fund uses derivatives test or swaps towards the 80% name test under Rule 35d-1, the Registrant discloses how the derivatives will be valued for (notional or market, etc.); (2) if swaps are used, the Staff requested that the Registrant includes in the response letter statement that the Fund will not use the notional value of swaps for the 80% test; and (3) if there are swaps involved, the Registrant explains whether the Fund will pay a fixed rate or a variable rate on its side of the swap. The comment applies to other funds in the prospectus as applicable.

Response:     The Registrant appreciates the comment but this Fund is not subject to Rule 35d-1.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 21, 2011

9.	Comment: The Staff requested that the Registrant disclose the reason for the additional index (Russell 1000 Index) in the Average Annual Total Returns table.

Response:    The Registrant has removed this index from the Average Annual Total Returns table.

10.

The Staff requested that footnote (3) to the performance table which states that “the performance shown for Class W shares is the performance of Class Q shares of the Fund prior to their conversion into Class W shares” should be removed and moved to a narrative.

Response:    The Registrant has moved the information to a narrative.

ING MidCap Opportunities Fund

11.

Comment:    In the third paragraph of the section entitled “Principal Investment Strategies” on page 10 with regard to derivatives, the Staff requested that: (1) if the Fund uses derivatives test or swaps towards the 80% name test under Rule 35d-1, the Registrant discloses how the derivatives will be valued for (notional or market, etc.); (2) if swaps are used, the Staff requested that the Registrant includes in the response letter statement that the Fund will not use the notional value of swaps for the 80% test; and (3) if there are swaps involved, the Registrant explains whether the Fund will pay a fixed rate or a variable rate on its side of the swap. The comment applies to other funds in the prospectus as applicable.

Response:    The Registrant has confirmed that although subject to Rule 35d-1, the Fund does not use derivatives as part of the 80% test.

12.	Comment: The Staff requested that due to the presence of Foreign Investments risk in the Principal Risks section, the Registrant disclose same in the Principal Investment Strategies.

Response:    The Registrant appreciates the comment, but believes that appropriate disclosure is included in the last sentence of the third paragraph of the Principal Investment Strategies section which states that “the Fund may also invest in foreign securities.”

13.	Comment: The Staff requested that the Registrant provide the market capitalization range of the index.

Response:    The Registrant has added disclosure that as of June 30, 2011, the market capitalization range of the index ranged from $1.4 billion to $17.9 billion.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 21, 2011

ING Mid Cap Value Fund

14.	Comment: The Staff requested that the Registrant provide the market capitalization ranges of the indices.

Response:    The Registrant has added disclosure that the combined market capitalization ranges of the two indices as of June 30, 2011, ranged from $660.9 million to $17.9 billion.

15.	Comment: The Staff requested that the Registrant summarize the disclosure with respect to Wellington Management under the Principal Investment Strategies as it appears to be too long.

Response:    The Registrant appreciates the comment, however, due to the fact that this Fund will be managed by two different sub-advisers, the Registrant believes that it is important to include the discussion in Item 4(a) regarding Wellington Management’s securities selection process in pursuing the Fund’s principal investment strategy.

16.	Comment: The Staff requested that due to the presence of Currency risk in the Principal Risks section, the Registrant disclose same in the Principal Investment Strategies.

Response:    The Registrant appreciates the comment, but due to the fact that Currency risk is a risk of foreign investments and because the Fund’s strategies state that “the Fund may also invest in securities of non-U.S. companies, including companies located in countries with emerging securities markets,” no further disclosure is necessary.

17.	Comment: The Staff requested that the Registrant add Mid-Capitalization risk to the Principal Risks section of the Fund.

Response:    The Registrant has added Mid-Capitalization risk.

ING Real Estate Fund

18.

Comment:    The Staff requested that the Registrant delete footnote (3) to the Average Annual Total Returns table which states that the gross index return is presented for the index for the 10 year/since inception return and that the return does not include the deduction of withholding taxes.

Response:    The Registrant appreciates the comment, but believes that the footnote should be included as it informs shareholders that the calculation of the

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 21, 2011

index return for the 10 year or since inception period differs from the calculation of the index returns for the 1 year and 5 year periods. Here, the index return shown for the 10 year or since inception period has been calculated without the inclusion of withholding taxes which results in a higher return than that shown for the 1 year and 5 year periods which have been calculated including withholding taxes and results in lower returns.

ING Value Choice Fund

19.

Comment:    In the 2nd paragraph of the section entitled “Principal Investment Strategies” on page 23 with regard to derivatives, the Staff requested that: (1) if the Fund uses derivatives test or swaps towards the 80% name test under Rule 35d-1, the Registrant discloses how the derivatives will be valued for (notional or market, etc.); (2) if swaps are used, the Staff requested that the Registrant includes in the response letter statement that the Fund will not use the notional value of swaps for the 80% test; and (3) if there are swaps involved, the Registrant explains whether the Fund will pay a fixed rate or a variable rate on its side of the swap.

Response:    The Registrant appreciates the comment but this Fund is not subject to Rule 35d-1.

Statement of Additional Information

ING Equity Dividend Fund – Fundamental and Non-Fundamental Investment Restrictions and Policies

20.

Comment:    The Staff requested that with respect to fundamental policy number one (1) the Registrant amend it and include a statement stating that there is no limitation with respect to obligations issued or guaranteed by any “tax exempt” state or territory of the United States.

Response:    The Registrant appreciates the comment, but cannot include the statement as changes to a fundamental restriction would require shareholder approval.

Management of the Trust

21.	Comment: The Staff requested that the Registrant change the heading of the table from “Other Board Positions Held by Trustees” to “Other Board Positions Held by Trustees During the Past 5 years.”

Response:    The Registrant appreciates the comment, but doesn’t believe that it is required. Instruction 2(a) of Item 17 of Form N-1A requires that the SAI

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 21, 2011

disclose in the table “other directorships held by trustee” without a specific time requirement. However, the disclosure is placed in the narrative discussion of each Board member in the SAI as opposed to the table.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

September 21, 2011

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.    20549

Re:	ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.

Dechert LLP